Exhibit 12.1

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(in millions of dollars)

	For the Three Months Ended May 31,		For the Fiscal Year Ended	For the Fiscal Years Ended February 28,			For the Fiscal Year Ended
	2012	2011	February 29, 2012	2011	2010	2009	February 29, 2008
Earnings:
Income (loss) before income taxes	$113.3	$119.6	$534.0	$551.0	$259.3	$(106.8)	$(440.6)
Plus fixed charges	53.5	47.6	194.0	208.3	286.0	342.0	368.2
Less interest capitalized	—	—	—	(0.3)	(0.4)	(3.7)	(2.6)

Earnings, as adjusted	$166.8	$167.2	$728.0	$759.0	$544.9	$231.5	$(75.0)

Fixed Charges:
Interest on debt and capitalized leases, amortization of debt issuance costs, and amortization of discount on debt (b)	$52.2	$46.1	$188.0	$200.5	$277.5	$334.1	$360.6
Interest element of rentals	1.3	1.5	6.0	7.8	8.5	7.9	7.6

Total fixed charges	$53.5	$47.6	$194.0	$208.3	$286.0	$342.0	$368.2

Ratio of Earnings to Fixed Charges (c)	3.1x	3.5x	3.8x	3.6x	1.9x	—	—

(a)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income (loss) before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

(b)

The Company adopted the Financial Accounting Standards Board’s guidance for accounting for uncertainty in income taxes on March 1, 2007. The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(c)

For the years ended February 28, 2009, and February 29, 2008, earnings were inadequate to cover fixed charges. The Company would have needed to generate additional earnings of $110.5 million and $443.2 million for the years ended February 28, 2009, and February 29, 2008, respectively, to achieve a coverage ratio of 1.0 to 1.0 for these periods.